Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

18 August 2016

Operational Update

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD), has provided an update on the Company’s cash position and the recruitment progress in its two active clinical trials in IMP321.

Financial Position

As a result of careful financial management, Prima remains in a solid financial position, with approximately A$20M cash as of 30 June 2016. Based on the Company’s forecasts, the current operational cash reach has been extended well into the fourth quarter of 2017.

Clinical Trial Updates: IMP321

The IMP321 clinical samples were the first biologic manufactured in China to receive regulatory approval for administration in clinical trials in Europe. Prima is pleased to advise that both IMP 321 clinical programs are progressing well.

TACTI-mel (Two ACTive Immunotherapeutics in melanoma), the Company’s Australian melanoma trial, now has six clinical centres approved, all of which have been activated. Three patients have been recruited in the first cohort and no dose limiting toxicity has been reached. The open label, Phase I study will recruit up to 24 patients, with the first data expected in the fourth quarter of 2016. Patients with unresectable or metastatic melanoma will be dosed with IMP321 in combination with an approved checkpoint inhibitor.

AIPAC (Active Immunotherapy PAClitaxel), has recruited three out of the nine patients expected to be enrolled in the second cohort of the trial’s safety run-in phase. As announced in June, data from the initial open-label run-in cohort of six patients, who received 6 mg doses of IMP321 in combination with paclitaxel, confirmed the safety, pharmacokinetics and pharmacodynamics of IMP321.

The results of all 15 patients from the safety run-in phase of AIPAC are expected in the fourth quarter of 2016.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses for cancer chemo-immunotherapy and in other combinations which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889